--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 1998


   A.     Full title of the plan and the address of the plan, if different from that of the Issuer below:

              TANDEM COMPUTERS INCORPORATED 401(K) INVESTMENT PLAN


   B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                          COMPAQ COMPUTER CORPORATION

                     20555 SH 249, Houston, Texas 77070-2698
                                 (281) 370-0670

--------------------------------------------------------------------------------

TANDEM  COMPUTERS  INCORPORATED
401(K)  INVESTMENT  PLAN
INDEX  TO  FINANCIAL  STATEMENTS,  ADDITIONAL  INFORMATION  AND  EXHIBIT
YEARS  ENDED  DECEMBER  31,  1998  AND  1997
--------------------------------------------------------------------------------

                                                                                    Page
                                                                                    ----
Report of Independent Accountants. . . . . . . . . . . . . . . . . . . . . . . . .     1
Financial Statements:
  Statement Net Assets Available for Benefits
    As of December 31, 1998 and 1997 . . . . . . . . . . . . . . . . . . . . . . .     2
  Statement of Changes in Net Assets Available for Benefits, with Fund Information
    For the Year Ended December 31, 1998 . . . . . . . . . . . . . . . . . . . . .     3
  Statement of Changes in Net Assets Available for Benefits, with Fund Information
    For the Year Ended December 31, 1997 . . . . . . . . . . . . . . . . . . . . .     4
  Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . .     5
Supplemental Schedule:
  Item 27d - Schedule of Reportable Transactions . . . . . . . . . . . . . . . . .    10
Exhibits:
  (1)  Consent of Independent Accountants. . . . . . . . . . . . . . . . . . . . .    12

Note:  Other  schedules required by 29CFR 2520.103-10 of the Department of Labor's Rules
and  Regulations  for  Reporting  and  Disclosure  under  the Employee Retirement Income
Security  Act  of  1974  have  been  omitted  because  they  are  not  applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Tandem Computers Incorporated
401(k)  Investment  Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tandem Computers Incorporated 401(k) Investment Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As further discussed in Note 1 to the financial statements, effective December 31, 1998, the Plan was merged with the Compaq Computer Corporation Investment Plan and, as a result of the merger, was terminated on December 31, 1998.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. This supplemental schedule and fund information are the responsibility of the Plan's management. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
PRICEWATERHOUSECOOPERS LLP
San Jose, California

June  15,  1999

TANDEM  COMPUTERS  INCORPORATED
401(K)  INVESTMENT  PLAN
STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
--------------------------------------------------------------------------------

                                                 DECEMBER 31,
                                                1998     1997
                                                (IN THOUSANDS)

Assets
  Investments, at fair value:
    Units of registered investment companies:
      Merill Lynch Ready Asset Trust Fund. . .  $   -  $ 24,804
      Merill Lynch Federal Securities Fund . .      -    14,090
      Merill Lynch Basic Value Fund. . . . . .      -   135,755
      Merill Lynch Equity Index Trust. . . . .      -    35,917
      Merill Lynch Global Holdings Fund. . . .      -    19,843
      Merill Lynch Capital Fund. . . . . . . .      -    39,603
      Merill Lynch Pacific Fund. . . . . . . .      -    18,621
      AIM Constellation Fund . . . . . . . . .      -    45,158
      Fidelity Advisors High Yield Fund. . . .      -    12,146
      Templeton Foreign Fund . . . . . . . . .      -    13,121
    Common/Collective Trust:
      AMEX Income Fund . . . . . . . . . . . .      -    71,449
    Compaq Computer Corporation Common Stock .      -    23,558
    Participant loans receivable . . . . . . .      -    14,201
                                                -----  --------

Net assets available for benefits. . . . . . .  $   -  $468,266
                                                =====  ========

   The accompanying notes are an integral part of these financial statements.

TANDEM  COMPUTERS  INCORPORATED
401(K)  INVESTMENT  PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998
(IN  THOUSANDS)
---------------

                                                            FEDERAL                     EQUITY      GLOBAL
                                            READY ASSET    SECURITIES    BASIC VALUE     INDEX     HOLDINGS    CAPITAL    PACIFIC
                                            TRUST FUND        FUND          FUND         TRUST       FUND       FUND       FUND
Additions to net assets attributed to:
  Investment income:
    Interest and dividend income. . . . .  $      1,306   $       831   $     11,848   $      -   $   2,607   $  2,529   $    577
      Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments                       -            56          3,531     13,015         774       (441)       576
                                           -------------  ------------  -------------  ---------  ----------  ---------  ---------
                                                  1,306           887         15,379     13,015       3,381      2,088      1,153
                                           -------------  ------------  -------------  ---------  ----------  ---------  ---------
  Contributions:
    Participants. . . . . . . . . . . . .         1,905         1,043          6,831      4,811       1,421      2,890      1,283
    Company . . . . . . . . . . . . . . .           506           306          2,002      1,282         434        829        398
                                           -------------  ------------  -------------  ---------  ----------  ---------  ---------
                                                  2,411         1,349          8,833      6,093       1,855      3,719      1,681
                                           -------------  ------------  -------------  ---------  ----------  ---------  ---------

  Total additions . . . . . . . . . . . .         3,717         2,236         24,212     19,108       5,236      5,807      2,834

Deductions from net assets attributed to:
  Benefits to terminated participants
    and participant withdrawals . . . . .        (5,049)       (1,643)       (13,697)    (4,443)     (2,252)    (4,512)    (1,522)
                                           -------------  ------------  -------------  ---------  ----------  ---------  ---------

Net increase (decrease) before
  transfers . . . . . . . . . . . . . . .        (1,332)          593         10,515     14,665       2,984      1,295      1,312

Interfund transfers . . . . . . . . . . .         8,728         5,109        (12,715)    25,655      (4,373)    (4,493)    (6,232)
Transfer to Compaq Investment Plan. . . .       (32,200)      (19,792)      (133,555)   (76,237)    (18,454)   (36,405)   (13,701)
                                           -------------  ------------  -------------  ---------  ----------  ---------  ---------
Net decrease. . . . . . . . . . . . . . .       (24,804)      (14,090)      (135,755)   (35,917)    (19,843)   (39,603)   (18,621)
Net assets available for benefits:
  Beginning of year . . . . . . . . . . .        24,804        14,090        135,755     35,917      19,843     39,603     18,621
                                           -------------  ------------  -------------  ---------  ----------  ---------  ---------

  End of year . . . . . . . . . . . . . .  $          -   $         -   $          -   $      -   $       -   $      -   $      -
                                           -------------  ------------  -------------  ---------  ----------  ---------  ---------



                                                                         FIDELITY
                                             AMEX           AIM          ADVISORS     TEMPLETON              PARTICIPANT
                                            INCOME     CONSTELLATION    HIGH YIELD     FOREIGN      STOCK       LOAN
                                             FUND          FUND            FUND         FUND        FUND        FUND        TOTAL
Additions to net assets attributed to:
  Investment income:
    Interest and dividend income. . . . .  $      -   $        1,094   $     1,009   $    1,213   $     44  $      1,240  $  24,298
      Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments               4,277            5,403        (1,287)      (1,871)    15,227             -     39,260
                                           ---------  ---------------  ------------  -----------  --------- ------------- ----------
                                              4,277            6,497          (278)        (658)    15,271         1,240     63,558
                                           ---------  ---------------  ------------  -----------  --------- ------------- ----------
  Contributions:
    Participants. . . . . . . . . . . . .     3,721            4,090         1,767        1,385        426             -     31,573
    Company . . . . . . . . . . . . . . .     1,081            1,161           436          410         97             -      8,942
                                           ---------  ---------------  ------------  -----------  --------- ------------- ----------
                                              4,802            5,251         2,203        1,795        523             -     40,515
                                           ---------  ---------------  ------------  -----------  --------- ------------- ----------

  Total additions . . . . . . . . . . . .     9,079           11,748         1,925        1,137     15,794         1,240    104,073

Deductions from net assets attributed to:
  Benefits to terminated participants
    and participant withdrawals . . . . .    (7,054)          (4,655)       (1,651)      (1,174)    (1,907)         (561)   (50,120)
                                           ---------  ---------------  ------------  -----------  --------- ------------- ----------

Net increase (decrease) before
  transfers . . . . . . . . . . . . . . .     2,025            7,093           274          (37)    13,887           679     53,953

Interfund transfers . . . . . . . . . . .    (7,864)          (9,576)          892       (4,400)     9,825          (556)         -
Transfer to Compaq Investment Plan. . . .   (65,610)         (42,675)      (13,312)      (8,684)   (47,270)      (14,324)  (522,219)
                                           ---------  ---------------  ------------  -----------  --------- ------------- ----------
Net decrease. . . . . . . . . . . . . . .   (71,449)         (45,158)      (12,146)     (13,121)   (23,558)      (14,201)  (468,266)
Net assets available for benefits:
  Beginning of year . . . . . . . . . . .    71,449           45,158        12,146       13,121     23,558        14,201    468,266
                                           ---------  ---------------  ------------  -----------  --------- ------------- ----------

  End of year . . . . . . . . . . . . . .  $      -   $            -   $         -   $        -   $      -  $          -  $       -
                                           ---------  ---------------  ------------  -----------  --------- ------------- ----------

   The accompanying notes are an integral part of these financial statements.

TANDEM  COMPUTERS  INCORPORATED
401(K)  INVESTMENT  PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997
(IN  THOUSANDS)
--------------------------------------------------------------------------------

                                                             FEDERAL                     EQUITY     GLOBAL
                                             READY ASSET    SECURITIES    BASIC VALUE    INDEX     HOLDINGS    CAPITAL    PACIFIC
                                             TRUST FUND        FUND          FUND        TRUST       FUND       FUND       FUND
Additions to net assets attributed to:
  Investment income:
    Interest and dividend income . . . . .  $      1,314   $       892   $     10,332   $     -   $   2,347   $  3,274   $  2,972
    Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments. . . . . .             -           234         20,076     6,968      (1,077)     3,560     (4,202)
                                            -------------  ------------  -------------  --------  ----------  ---------  ---------
                                                   1,314         1,126         30,408     6,968       1,270      6,834     (1,230)
                                            -------------  ------------  -------------  --------  ----------  ---------  ---------
  Contributions:
    Participants . . . . . . . . . . . . .         2,022         1,160          6,803     3,770       1,692      3,016      1,816
    Company. . . . . . . . . . . . . . . .           524           315          1,815       842         463        788        507
                                            -------------  ------------  -------------  --------  ----------  ---------  ---------
                                                   2,546         1,475          8,618     4,612       2,155      3,804      2,323
                                            -------------  ------------  -------------  --------  ----------  ---------  ---------

  Total additions. . . . . . . . . . . . .         3,860         2,601         39,026    11,580       3,425     10,638      1,093

Deductions from net assets attributed to:
  Benefits to terminated participants
    and participant withdrawals. . . . . .        (3,461)       (1,884)        (9,141)   (1,752)     (1,266)    (3,452)    (1,872)
                                            -------------  ------------  -------------  --------  ----------  ---------  ---------

Net increase (decrease) before
  interfund transfers. . . . . . . . . . .           399           717         29,885     9,828       2,159      7,186       (779)

Interfund transfers. . . . . . . . . . . .        (1,382)         (339)         4,318    10,022      (2,160)       809     (4,704)
                                            -------------  ------------  -------------  --------  ----------  ---------  ---------
Net increase (decrease). . . . . . . . . .          (983)          378         34,203    19,850          (1)     7,995     (5,483)
Net assets available for benefits:
  Beginning of year. . . . . . . . . . . .        25,787        13,712        101,552    16,067      19,844     31,608     24,104
                                            -------------  ------------  -------------  --------  ----------  ---------  ---------

  End of year. . . . . . . . . . . . . . .  $     24,804   $    14,090   $    135,755   $35,917   $  19,843   $ 39,603   $ 18,621
                                            -------------  ------------  -------------  --------  ----------  ---------  ---------


                                                                         FIDELITY
                                              AMEX          AIM          ADVISORS     TEMPLETON              PARTICIPANT
                                             INCOME    CONSTELLATION    HIGH YIELD     FOREIGN     STOCK        LOAN
                                              FUND         FUND            FUND         FUND        FUND        FUND         TOTAL
Additions to net assets attributed to:
  Investment income:
    Interest and dividend income . . . . .  $     -   $        3,244   $     1,189   $    1,406   $     -   $      1,263   $ 28,233
    Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments. . . . . .    4,474            1,445           261         (842)   13,758              -     44,655
                                            --------  ---------------  ------------  -----------  --------  -------------  ---------
                                              4,474            4,689         1,450          564    13,758          1,263     72,888
                                            --------  ---------------  ------------  -----------  --------  -------------  ---------
  Contributions:
    Participants . . . . . . . . . . . . .    4,419            4,965         1,603        1,789         -              -     33,055
    Company. . . . . . . . . . . . . . . .    1,251            1,236           355          392         -              -      8,488
                                            --------  ---------------  ------------  -----------  --------  -------------  ---------
                                              5,670            6,201         1,958        2,181         -              -     41,543
                                            --------  ---------------  ------------  -----------  --------  -------------  ---------

  Total additions. . . . . . . . . . . . .   10,144           10,890         3,408        2,745    13,758          1,263    114,431

Deductions from net assets attributed to:
  Benefits to terminated participants
    and participant withdrawals. . . . . .   (6,674)          (3,080)         (916)        (770)   (1,654)          (892)   (36,814)
                                            --------  ---------------  ------------  -----------  --------  -------------  ---------

Net increase (decrease) before
  interfund transfers. . . . . . . . . . .    3,470            7,810         2,492        1,975    12,104            371     77,617

Interfund transfers. . . . . . . . . . . .   (8,816)            (880)        1,537        3,683    (1,895)          (193)         -
                                            --------  ---------------  ------------  -----------  --------  -------------  ---------
Net increase (decrease). . . . . . . . . .   (5,346)           6,930         4,029        5,658    10,209            178     77,617
Net assets available for benefits:
  Beginning of year. . . . . . . . . . . .   76,795           38,228         8,117        7,463    13,349         14,023    390,649
                                            --------  ---------------  ------------  -----------  --------  -------------  ---------

  End of year. . . . . . . . . . . . . . .  $71,449   $       45,158   $    12,146   $   13,121   $23,558   $     14,201   $468,266
                                            --------  ---------------  ------------  -----------  --------  -------------  ---------

   The accompanying notes are an integral part of these financial statements.

TANDEM  COMPUTERS  INCORPORATED
401(K)  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
--------------------------------

1.     DESCRIPTION  OF  THE  PLAN

The following description of the Tandem Computers Incorporated 401(k) Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan was a defined contribution plan covering substantially all United States employees of Tandem Computers Incorporated (the "Company"). Employees of the Company became eligible to participate in the Plan on their date of hire. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

MERGER  OF  PLAN  SPONSOR

Effective August 29, 1997, the Company merged with Compaq Computer Corporation ("Compaq"). As a result of this merger, each share of the Company's Common Stock owned by the Plan was exchanged for .525 shares of Compaq Common Stock.

MERGER  OF  PLAN  ASSETS

Effective December 31, 1998, all Plan accounts and related assets were merged into the Compaq Computer Corporation Investment Plan (the "Investment Plan") sponsored by Compaq Computer Corporation. Employees previously eligible to participate in the Plan immediately became eligible to participate in the Investment Plan. As a result of the merger with the Investment Plan, the Plan was terminated on December 31, 1998.

CONTRIBUTIONS

Employees - Employees of the Company were able to contribute from 1% to 18% of their eligible pretax compensation up to a maximum of $10,000 in 1998 and $9,500 in 1997.

Company - In 1998 and 1997, the Company matched participants' contributions as a percentage of eligible pretax compensation based on the following schedule:

  EMPLOYEE     COMPANY
CONTRIBUTION    MATCH
-------------  --------
   1.0%            1.0%
   2.0%            1.5%
   3.0%            2.0%
4% or more         2.5%

Plan provisions also allowed the Company, in its discretion, to make additional matching contributions on behalf of each participant.

Non-Matching Contributions - Plan provisions allowed for Profit Sharing contributions to be made to the Plan at the discretion of the Board of Directors of the Company. The Company made no such contribution during the life of the Plan.

TANDEM  COMPUTERS  INCORPORATED
401(K)  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
(CONTINUED)
--------------------------------------------------------------------------------

PARTICIPANT  ACCOUNTS

Separate accounts were maintained for each participant. Participant accounts were adjusted for Company matching contributions, participant contributions, interest income, dividends, changes in the market value of underlying assets and participant withdrawals. The benefit to which a participant was entitled was the benefit that could be provided from the participant's account.

VESTING

All participant and Company matching contributions and the related earned income were immediately vested.

PARTICIPANT  LOANS

Each participant was able to borrow up to 50% of their account balance, subject to certain limitations. The minimum loan was $500 and was secured by the individual participant's accounts in the Plan. The interest rate to be charged was fixed at the time of the loan and was based on a survey of the most secured loan rates of area banks, savings and loans and credit unions. Maximum loan terms ranged from five years up to twenty-five years for the purchase of a primary residence. Loan accounts were maintained by Merrill Lynch Trust Company (the "Plan Trustee"). Principal and interest payments, representing repayments of loans taken by participants, were typically made through payroll deductions for employees of the Company and serviced, at least every 90 days, for those who were no longer employees of the Company. Interest income earned on participant loans and repayment of principal was used to acquire additional units of the various funds within the Plan based on the borrowers' investment elections. Loans outstanding at the time of the Plan's merger with the Investment Plan were transferred to the Investment Plan.

ADMINISTRATIVE  COSTS

Administrative costs of the Plan were paid by the Company or out of the Plan assets.

PAYMENT  OF  BENEFITS

Upon termination of service, retirement and/or disability, a participant was able to elect to receive vested benefits in a lump-sum payment or in installments over a fixed period of years not to exceed the participant's life expectancy. In addition, a participant who had reached age 59 1/2 or incurred a financial hardship was entitled to withdraw some or all of their account balance while employed by the Company.

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

BASIS  OF  ACCOUNTING

The financial statements of the Plan are prepared using the accrual basis of accounting.

PAYMENT  OF  BENEFITS

Benefits  are  recorded  when  paid.

TANDEM  COMPUTERS  INCORPORATED
401(K)  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
(CONTINUED)
--------------------------------------------------------------------------------

INVESTMENT  VALUATION

The shares of registered investment companies are valued at quoted market prices. Investments in the AMEX Income Fund are stated at the Plan's proportionate share (in units) of participation in the AMEX Income Fund held and invested by the AMEX Trust Company. The value of participation units owned by the Plan is based on quoted redemption values on the last business day of the Plan year. The shares of Common Stock included in the Stock Fund are valued at the closing market share price as of December 31. Participant loans are valued at cost, which approximates fair value.

USE  OF  ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator and Plan Trustee to make estimates that affect the amounts of assets and liabilities in the financial statements. Actual results could differ from those estimates.

3.     INVESTMENTS

All contributions made under the Plan were paid to and invested by the Plan Trustee, in accordance with a participant's directives, in one or more of eleven investment options. The eleven investment funds were:

Ready  Asset Trust Fund - This fund invested in the Ready Asset Trust Fund which
-----------------------
is a mutual fund maintained by Merrill Lynch and consists of short-term obligations of the U.S. government, bank certificates of deposit, commercial paper, bankers' acceptances, and shares of money market mutual funds.

Federal  Securities  Fund  -  This  fund  invested  in the Merrill Lynch Federal
-------------------------
Securities Fund which is a mutual fund consisting of U.S. government and government agency securities, including mortgage-backed certificates and U.S. Treasury bills, notes, and bonds.

Basic  Value  Fund  -  This  fund invested in the Merrill Lynch Basic Value Fund
------------------
which  is  a  mutual fund which invests primarily in common and preferred stock.

Equity  Index Trust - This fund invested in the Merrill Lynch Equity Index Trust
-------------------
which is a mutual fund which invests primarily in equity securities with a portfolio composition similar to the Standard & Poor's 500 composite price index.

Global  Holdings  Fund - This fund invested in the Merrill Lynch Global Holdings
----------------------
Fund which is a mutual fund which invests primarily in common and preferred stock, convertible securities, and corporate debt obligations of companies located in the U.S., Japan, and Western Europe.

Capital  Fund  - This fund invested in the Merrill Lynch Capital Fund which is a
-------------
mutual fund which invests primarily in equity securities (stock), corporate bonds, or money market securities.

Pacific  Fund  - This fund invested in the Merrill Lynch Pacific Fund which is a
-------------
mutual fund which invests primarily in common and preferred stock of corporations based in the Far East or Western Pacific, including Japan, Australia, Hong Kong, and Singapore.

TANDEM  COMPUTERS  INCORPORATED
401(K)  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
(CONTINUED)
--------------------------------------------------------------------------------

AMEX  Income  Fund  - This fund invested in the American Express ("AMEX") Income
------------------
Fund which is a common/collective trust account that invests in both money market investments and guaranteed investment contracts ("GICs"). Withdrawals from the AMEX Income Fund were able to be made without penalty prior to the maturity of the GICs within the fund. The GICs represent deposits made with insurance companies and financial institutions with guaranteed rates of return ranging from 5.56% to 8.27%. They mature on various dates through May 6, 2003.

AIM  Constellation Fund - This fund invested in the AIM Constellation Fund which
-----------------------
is a mutual fund which invests in small- to medium-sized emerging growth companies seeking capital appreciation. Interest and dividend income are incidental.

Fidelity  Advisors  High Yield Fund - This fund invested in the Fidelity Advisor
-----------------------------------
High Yield Fund which is a mutual fund which is aggressively managed and seeks higher yield and appreciation through investments in lower-rated bonds.

Templeton  Foreign Fund - This fund invested in the Templeton Foreign Fund which
-----------------------
is a mutual fund which seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside of the United States.

In addition to the eleven investment options, the Plan also had an investment in a Stock Fund. The assets in the fund were invested in shares of Tandem Stock until August 1997, at which time the shares of Tandem stock were exchanged for shares of Compaq Stock as described in Note 1. The Plan did not allow contributions or transfers into the Stock Fund; however, when participants became eligible for Plan distributions, they were able to elect to receive their account balance by distribution of the underlying stock (cash for any fractional shares) or have the stock sold by the Plan Trustee and receive the cash equivalent.

Effective May 1, 1998, the Stock Fund was added to the funds eligible for participant direction for allocation of contributions or transfers to or from other funds.

4.     INCOME  TAX  STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated April 1, 1994, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code. The Plan had been amended since receiving the determination letter. However, the plan administrator believes that the Plan was designed and was operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal or State income taxes was made in the financial statements of the Plan.

5.     RELATED  PARTY  TRANSACTIONS

Certain plan investments were shares of mutual funds managed by Merrill Lynch, the Plan Trustee, and therefore, these transactions qualify as party-in-interest. Any purchases and sales of these funds were open market transactions at fair market value. Consequently, such transactions were permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

TANDEM  COMPUTERS  INCORPORATED
401(K)  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
(CONTINUED)
--------------------------------------------------------------------------------

6.     RECONCILIATION  OF  FINANCIAL  STATEMENTS  TO  FORM  5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 (in thousands):

                                                    December 31,
                                                        1997
Net assets available for benefits
  from the financial statements. . . . . . . . . .  $   468,266
Amounts allocated to withdrawing participants. . .         (923)
                                                    ------------
Net assets available for benefits in the Form 5500  $   467,343
                                                    ============

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 (in thousands):

                                               YEAR ENDED DECEMBER 31,
                                                  1998       1997
Benefits paid to participants
  from the financial statements. . . . . . . .  $ 50,120   $36,814
Add amounts allocated to withdrawing
  participants at December 31, 1998 and 1997 .         -       923
Less amounts allocated to withdrawing
  participants at December 31, 1997 and 1996 .      (923)   (1,296)
                                                ---------  --------

Benefits paid to participants in the Form 5500  $ 49,197   $36,441
                                                =========  ========

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but have not yet been paid as of that date.

                              SUPPLEMENTAL SCHEDULE

TANDEM  COMPUTERS  INCORPORATED
401(K)  INVESTMENT  PLAN
ITEM  27D  -  SCHEDULE  OF  REPORTABLE  TRANSACTIONS
YEAR  ENDED  DECEMBER  31,  1998
--------------------------------------------------------------------------------

Transactions  in  excess  of  5%  of  plan  assets  as  of  December  31,  1997

A                                                        AGGREGATE        AGGREGATE
A                                                        PURCHASES          SALES
A                                                     AND FAIR VALUE   AND FAIR VALUE     COST OF         NET        NUMBER OF
A                                                       AT DATE OF       AT DATE OF     INVESTMENTS       GAIN      TRANSACTIONS
IDENTITY OF PARTY INVOLVED  DESCRIPTION OF SECURITY     TRANSACTION      TRANSACTION        SOLD         (LOSS)        SALES
SERIES OF TRANSACTIONS:

Merrill Lynch               Compaq Computer Stock     $    19,649,155  $    58,175,563  $ 29,819,354  $28,356,209            192
Merrill Lynch               Basic Value                    33,579,810      172,585,083   129,748,827   42,836,256            440
Merrill Lynch               Equity Index Trust             47,003,876       95,935,380    73,986,708   21,948,672            366
Merrill Lynch               Pacific Fund                    4,616,768       23,616,164    26,727,029   (3,110,865)           329
Merrill Lynch               Capital Fund                   10,118,286       49,276,480    44,642,842    4,633,638            350
Merrill Lynch               Ready Assets Trust             33,799,068       58,603,368    58,603,302           66            376
Merrill Lynch               Global Holdings Fund            6,920,338       27,436,883    26,456,188      980,695            295
Merrill Lynch               Federal Securities Trust       11,352,920       25,503,826    25,235,428      268,398            300
AIM Advisors, Inc.          AIM Constellation Fund         16,829,362       67,389,934    58,692,811    8,697,123            401
AMEX Trust Co.              AMEX Trust Income Fund         16,796,387       26,912,039    22,962,211    3,949,848            403

SINGLE TRANSACTIONS:

Merrill Lynch               Compaq Computer Stock     $             -  $    47,270,106  $ 21,504,693  $25,765,413              1
Merrill Lynch               Basic Value                             -      133,555,013    99,444,974   34,110,039              1
Merrill Lynch               Equity Index Trust                      -       76,236,685    57,249,923   18,986,762              1
Merrill Lynch               Capital Fund                            -       36,404,925    33,045,070    3,359,855              1
Merrill Lynch               Ready Assets Trust                      -       32,200,291    32,200,276           15              1
AIM Advisors, Inc.          AIM Constellation Fund                  -       42,674,797    36,243,395    6,431,402              1



IDENTITY OF PARTY INVOLVED  PURCHASES
SERIES OF TRANSACTIONS:

Merrill Lynch                     277
Merrill Lynch                     685
Merrill Lynch                     638
Merrill Lynch                     452
Merrill Lynch                     558
Merrill Lynch                     777
Merrill Lynch                     463
Merrill Lynch                     473
AIM Advisors, Inc.                625
AMEX Trust Co.                    570

SINGLE TRANSACTIONS:

Merrill Lynch                       -
Merrill Lynch                       -
Merrill Lynch                       -
Merrill Lynch                       -
Merrill Lynch                       -
AIM Advisors, Inc.                  -

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                         Tandem Computers Incorporated 401(k)
                                         Investment Plan


Date: June 29, 1999                      By: /s/ Linda S. Auwers
                                            --------------------
                                            Linda S. Auwers
                                            Vice President, Associate General
                                            Counsel and Secretary
                                            Compaq Computer Corporation